Exhibit 99.1

Psyence BioMed Chief of Global Impact to speak at Psychedelic Science 2025

Investors, Entrepreneurs, and Industry Experts to Convene at the Premier Psychedelic Science Business Forum hosted by Multidisciplinary Association for Psychedelic Studies (MAPS)

DENVER – June 18, 2025 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) today announced that Psychedelic Science 2025 (“PS2025”) – the world’s largest international gathering focused on psychedelic research, biopharma, medicine, policy, and culture, hosted by the Multidisciplinary Association for Psychedelic Studies (MAPS) – has selected Mary-Elizabeth Gifford, Psyence BioMed’s Chief of Global Impact, as a featured speaker in its Business Track at the highly anticipated conference taking place June 16–20, 2025, in Denver, Colorado. Gifford will join:

●	Jody Aufrichtig – Founder and Board Chair, Psyence BioMed

●	Tony Budden – Founder and CEO, PsyLabs

●	Kabir Nath – CEO, COMPASS Pathways

●	Doug Drysdale – CEO, Cybin Inc.

●	Cosmo Feilding Mellen – CEO, Beckley Psytech

●	Tim Schlidt – Co-Founder and Partner, Palo Santo

●	Lindsay Hoover – Co-Founder and Managing Partner, JLS Fund

●	Protik Basu – Managing Partner, Helena

"Collaboration and cooperation is the way forward to build this sector and to make the world better for all," said Psyence BioMed founder Aufrichtig who will be among other founders and experts in finance, entrepreneurship, and industry development anchoring this global event.

“With billions of dollars flowing into psychedelic research, drug development, and emerging therapeutic models, PS2025’s Business Track will offer essential insights into the commercial landscape of this field” according to the event organizers who also note: “From cross-sector policy innovators to regulatory changemakers and emerging leaders in psychedelic infrastructure, PS2025’s Business Track spotlights the forces shaping how psychedelics move from research to real world impact.”

PsyLabs CEO Budden accepted the invitation to PS2025 he said, because: "Truth, traceability, and transparency are essential in setting the gold standard for nature-derived pharmaceutical psychoactive compounds, and we welcome PS2025 as an important step forward in deepening the global conversation and elevating accountability – for the sake of our shareholders and  also our patients."

Psyence BioMed has been invited to present on business ethics in a panel session, "We are the Guardrails: Profit with Purpose.” As the Chief of Global Impact for Psyence Biomed, the first Nasdaq-listed biopharma with a focus on developing nature-derived (non-synthetic) psilocybin medicine for FDA approval, Gifford works in Washington, DC, to build bridges between research, regulation, and patient care.

A collaborative voice for psychedelic medicine, palliative care, and mental health on Capitol Hill and elsewhere, Gifford welcomed the invitation to elevate discussion of ethics at the upcoming MAPS gathering saying "Psychedelic business ethics sets a bright and golden standard for integrity that honors both patient care and shareholder value."

“A physician-led and patient-centered psychedelic biopharma, Psyence BioMed is guided by 'Profit with Purpose," said Gifford, adding, "I look forward to sharing our Psyence BioMed best practices at Psychedelic Science 2025."

About Psyence Biomed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

About  Psychedelic Science 2025

Psychedelic Science 2025 (PS2025), hosted by the Multidisciplinary Association for Psychedelic Studies (MAPS) is the world’s leading psychedelic conference. Returning to the Colorado Convention Center in Denver from June 16-20, 2025, this five-day event brings together a global community of scientists, therapists, policymakers, cultural leaders, and advocates to explore the forefront of psychedelic research, therapy, and culture. PS2025 will feature expert speakers; hands-on workshops; community events with art, music, and mindfulness activities; and scholarship opportunities to support broad participation.

Since its inception in 2010, the Psychedelic Science conference series has fostered knowledge-sharing, collaboration, and community-building within the psychedelic ecosystem. Join thousands of attendees as we explore the transformative potential of psychedelics and shape the future of mental health, policy, and cultural understanding. For more information and registration details, visit psychedelicscience.org, and follow  on X, Instagram, LinkedIn, and Facebook.

ABOUT MAPS

Founded in 1986, MAPS is a 501(c)(3) nonprofit research and educational organization that develops medical, legal, and cultural contexts for people to benefit from the careful uses of psychedelics and marijuana. MAPS' conference flagship, Psychedelic Science, has been the leading convening of the psychedelic community since 2010. MAPS incubated Lykos Therapeutics, a drug-development public benefit company, and the Zendo Project, a leader in psychedelic harm reduction. Since MAPS was founded, philanthropic donors and grantors have given more than $150 million to advance research, change drug policy, and evolve education in the field of psychedelics.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com
Media Inquiries: media@psyencebiomed.com
General Information: info@psyencebiomed.com
Phone: +1 416-477-1708

Investor Contact:

Michael Kydd
Investor Relations Advisor
michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the progress of the Phase IIb clinical trial, and trial execution under the newly engaged CRO, the maintenance of Nasdaq listing requirements, and the creation of long-term shareholder value. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, and that the demand for psychedelic-assisted therapy will continue to increase and that the Company will be able to maintain a share price trading above $1.00 per share. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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